RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)

Exhibit 11.1

(In thousands, except per share amounts)

	Nine Months Ended		Three Months Ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	116,700	115,687	117,284	115,835

Total shares for basic earnings per share	116,700	115,687	117,284	115,835

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	1,472	906	1,868	1,516

Additional shares issuable assuming conversion of convertible securities (1)	8,034	8,034		8,034

Total shares for diluted earnings per share	126,206	124,627	119,152	125,385

Net Income
Net income (loss) applicable to shares of common stock for basic earnings per share	$58,826	$88,913	$(4,772)	$6,018

Add: Income effect of contingently issuable shares (1)	2,380	2,315		772

Net income (loss) applicable to shares of common stock for diluted earnings per share	$61,206	$91,228	$(4,772)	$6,790

Basic Earnings Per Share	$0.50	$0.77	$(0.04)	$0.05

Diluted Earnings Per Share	$0.48	$0.73	$(0.04)	$0.05

(1) Conversion of the 8,034,355 shares related to convertible securities for the three-month period ended February 28, 2005 was not assumed, since the result would have been antidilutive.

The accompanying notes to consolidated financial statements are an integral part of these statements.